November 17, 2016

Via EDGAR

Mr. Brad Skinner

Senior Assistant Chief Accountant

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ConocoPhillips

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 23, 2016

Response Letter Dated October 24, 2016

File No. 1-32395

Dear Mr. Skinner:

We are hereby supplementing our previous response to the Staff of the U.S. Securities and Exchange Commission’s (the “Staff”) Comment 1, which was filed by us on October 24, 2016. This letter constitutes our response to the comments of the Staff received via a telephone conversation on November 9, 2016.

Form 10-K for the Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements

Oil and Gas Operations (Unaudited), page 139

Proved Undeveloped Reserves, page 150

1.	We note your response to prior comment 4 indicating certain proved undeveloped locations related to the Eagle Ford area will not be developed within five years of their initial disclosure and that after considering the answer in Question 131.03 in the C&DIs, you have concluded that continuing to recognize these locations is appropriate.

We are not in a position to agree with your conclusion regarding an exception to the requirements under Rule 4-10(a)(31)(ii) of Regulation S-K based on the facts and circumstances provided in your response related to your Eagle Ford proved undeveloped locations. In this regard, we note your response to prior comment 2 states “by exercising capital flexibility we have slowed the pace of certain investments including our drilling program in the Eagle Ford area” and “this decision did not materially impact our reserves estimates for the Eagle Ford at fiscal year-end 2015, but did impact the conversion timing of undeveloped reserves.” The last bullet in the

U.S. Securities and Exchange Commission

November 17, 2016

answer to Question 131.03 indicates delays in development caused by internal factors such as your decision to slow the pace of investments relating to your drilling program in the Eagle Ford area would not warrant an exception for a time period longer than five years to begin development of those reserves. Please remove any previously disclosed proved undeveloped reserves attributable to Eagle Ford locations which are not planned to be drilled within five years of initial disclosure.

Response:

Based on our conversation with the Staff on November 9, 2016, we will prospectively remove previously disclosed proved undeveloped reserves attributable to Eagle Ford locations which are not planned to be drilled within five years of initial disclosure, the amount in our 2015 development plan of which is immaterial.

U.S. Securities and Exchange Commission

November 17, 2016

In response to your request, I hereby acknowledge each of the following:

1.	The adequacy and accuracy of the disclosures in the above filing is ConocoPhillips’ responsibility.

2.	The Staff’s comments or the changes to disclosure we make in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above filing.

3.	ConocoPhillips may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

An electronic version of this letter has been filed via EDGAR. In addition, we have provided courtesy copies by mail.

Very truly yours,

CONOCOPHILLIPS

/s/ Don E. Wallette, Jr.
Don E. Wallette, Jr.
Executive Vice President, Finance,
Commercial and Chief Financial Officer

cc:	Mr. John V. Faraci

Chairman of the Audit and

Finance Committee

Mr. Ryan M. Lance

Chairman of the Board of Directors and

Chief Executive Officer

Ms. Janet Langford Carrig, Esq.

Senior Vice President, Legal,

General Counsel and Corporate Secretary

Ms. Glenda M. Schwarz

Vice President and Controller

Mr. Dale Nijoka

Ernst & Young LLP